Mail Stop 4561

February 26, 2010

Paul M. Cofoni
Chief Executive Officer
CACI International, Inc.
1100 North Glebe Road
Arlington, Virginia 22201

      Re: **CACI International, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Filed August 26, 2009
               Form 10-Q for the Quarterly Period Ended December 31, 2009
               Filed February 5, 2010
               File No. 001-31400

Dear Mr. Cofoni:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.   We note your discussion of industry trends on page 8 of your annual report and during your earnings calls. Please tell us how you considered expanding your discussion and analysis overview to include a detailed discussion of known trends, demands, commitments, events and uncertainties. See Item 303(a)(3)(ii)

of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350. In this regard, also tell us how you considered comment 1 of our letter dated February 27, 2008 (and your response thereto), in preparing your current disclosure. Please note that this comment also applies to your filings on Form 10-Q.

Critical Accounting Policies

Goodwill Valuation, page 33

2.   We note your critical accounting policy and footnote disclosures regarding goodwill impairment testing. Tell us your consideration of providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe an additional discussion would enhance your disclosures:

- Disclose the reporting units used in your analysis; indicate how the reporting units are identified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;
- Discuss the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;
- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value; and
- Explain further how your analysis considered the various industry trends disclosed on page 8 and the risk factors beginning on page 12 of the filing.

Liquidity and Capital Resources, page 37

3.   Although you discuss the financial covenants in your credit facility on page 38, please tell us what consideration you gave to including a more detailed discussion of the financial covenants and their impact on your liquidity and capital resources. Please note that this comment also applies to your filings on Form 10-Q.

Contractual Obligations, page 41

4.   Tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations. Refer to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Item 11. Executive Compensation, page 43 (Incorporated by Reference From Definitive Proxy Statement Filed October 7, 2009)

Compensation Discussion and Analysis, page 10

Analysis of the Company's Executive Compensation Program, page 12

Base Salary Program, page 12

5.   We note your disclosure that in setting compensation for Mr. Mutryn, you considered his eligibility for a special acquisition incentive bonus plan, and that you decided to pay his base salary below the 50th percentile of the benchmark data. In your response letter, please provide a more detailed explanation of the reasons underlying the 7.4% increase in Mr. Mutryn's base salary.

Incentive Compensation Plan, page 13

6.   We note that you used "net after tax profitability" as your corporate performance metric. Please tell us how you used your audited financial statements to calculate net after tax profitability for determining incentive compensation for fiscal year 2009. See Instruction 5 to Item 402(b) of Regulation S-K.

7.   We note that Messrs. Fairl, Fuerst, and Mutryn had individual performance objective elements of their incentive-based bonuses. We also note your statement that individual performance objectives for the named executive officers "may include, but are not limited to," business retention, organic growth, margin improvement, regulatory/government compliance, and cost control initiatives. For Messrs. Fairl, Fuerst, and Mutryn, on an individualized basis, please provide us with an enhanced analytical discussion of: (i) the weighting of individual performance objectives and the corporate performance objective in determining incentive bonus payouts, (ii) the specific individual performance objectives used, (iii) how performance against individual performance objectives was judged, (iv) how each individual performed against the applicable individual performance objectives, and (v) how performance against individual performance objectives resulted in the amount of incentive-based bonuses actually awarded.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 4

8.   We note your use of the line-item description "net income before noncontrolling interest in earnings of joint venture" in your consolidated statements of operations. Please consider revising your description of this line-item to "net income."

Note 1. Basis of Presentation, page 8

9.   We note instances where you include the ASC topic or ASU reference as well as the corresponding title and number of the accounting standard as it was known prior to the adoption of the Codification. In future filings, please remove any references to the prior accounting standards.

Item 4. Controls and Procedures, page 35

10.   We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Please confirm, if true, that your principal executive and principal financial officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In future filings, you may conclude that your disclosure controls and procedures are effective or ineffective by including the entire definition of disclosure controls and procedures, or by referencing Rule 13a-15(e) without including any part of the definition. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2009.

11.   We note your statement that "there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to appropriate levels of management." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of SEC Release No. 33-8238. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief